Exhibit 99.4

Bona Film Group Updates Film Slate for Remainder of 2013 and First Half of 2014

BEIJING — August 5, 2013 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced that, Mr. Yu Dong, Founder, Chairman and CEO, delivered the keynote speech at the 2013 Movie Conference on July 11, 2013, during which he discussed the current state of China’s film industry and presented the Company’s updated film slate for the remainder of 2013 and the first half of 2014.

“It was a great honor to help kick off such a prominent event, which is one of the year’s highlights for Chinese film exhibitors and others in the industry. Our upcoming film, Unbeatable, was screened for attendees during the first evening of the conference and received an enthusiastic response from the audience,” said Mr. Yu. “Our slate for the remainder of 2013 features a number of potential box office hits spanning a variety of genres, including two high-quality imports. Given the diversity of our releases for the second half of the year and our strong distribution capability, we believe 2013 will become Bona’s best-ever year at the box office.”

A Robust and Diverse Film Slate for the Remainder of 2013:

•                  Unbeatable, directed by Dante Lam and starring Nick Cheung and Eddie Peng, is an action film that tells the story of two men finding redemption through Mixed Martial Arts. This highly anticipated film has already won Best Actor and Best Actress awards at the 16th Shanghai International Film Festival and received overwhelmingly positive reviews from both domestic and international press.  The film is scheduled to open on August 16, 2013.

•                  Hollywood action comedy Red 2, which opened in the United States in mid-July, is scheduled for release in China in September. Red 2 is directed by Dean Parisot and stars Bruce Willis, Helen Mirren, John Malkovich and Anthony Hopkins. The film reunites retired C.I.A. agent Frank Moses (Willis) with his unlikely team of operatives to track down a missing nuclear device. The original Red was released in China in April 2011 and had a strong box office showing.

•                  My Lucky Star, a sequel to the hit 2009 film Sophie’s Revenge, has Ziyi Zhang returning in her role as humorous comic book writer Sophie. The film, which is directed by Dennie Gordon and features popular singer, actor and producer Leehom Wang as Zhang’s love interest, is a romantic comedy with elements of action and adventure. It is tentatively planned for release in September 2013, around the Chinese Mid-Autumn Festival.

•                  Inferno 3D, directed by Oxide & Danny Pang and starring renowned Hong Kong actors Sean Lau, Louis Koo and Angelica Lee, is a 3D disaster film telling the story of two firefighter brothers battling a fierce blaze that threatens to turn the city of Guangzhou into to a pile of ashes. This highly anticipated film is slated for a fourth quarter release.

•                  Mortal Instruments-City of Bones, is based on Cassandra Clare’s best-selling novel and tells the story of Clary Fray, a beautiful and intelligent teen who finds herself thrust into a battle between good and evil, where humanity’s fate hangs in the balance.  Along the way, she learns about her own bloodlines and the surprising powers she possesses. Set in contemporary New York City, the film contains elements of fantasy, action, romance and the supernatural. Directed by Harald Zwart, it features an up-and-coming cast including Lily Collins, Kevin Zegers, Jamie Campbell and Lena Headey. The film is expected to open in China in the fourth quarter of 2013, following receipt of regulatory approvals.

•                  The White Storm (formerly The Cartel War), directed by Benny Chan and starring Louis Koo, Sean Lau  and Nick Cheung, is expected to open in the fourth quarter. It is a gripping crime drama that tells the story of the Asian drug war and a friendship between three police officers.

Major Films in Production or Post Production, Tentatively Scheduled for Release in the First Half of 2014 Include:

The 3D martial arts epic The White-Haired Witch, directed by Jacob Cheung, produced by Jianxin Huang and starring Xiaoming Huang and Bingbing Fan. This is the first time Huang and Fan, previously voted China’s most beautiful actor and actress, have shared top billing in a major film, and audiences have eagerly awaited this pairing. Based on a well-known book written by famous Wuxia novelist Yusheng Liang, The White-Haired Witch tells a story of kung fu, politics, fantasy, revenge and romance, and features an award-winning artistic team led by Oscar winner Timmy Yip. The film is currently in post production.

•                  The action drama From Vegas to Macau, directed by Wong Jing and produced by Andrew Lau, focuses on gambling, a topic previously considered taboo in Chinese cinema. It features international star Chow Yun-Fat reprising his role as renowned gambler Ko Chun, Asian idol Nicholas Tse as Chun’s successor and popular mainland Chinese actress Tian Jing as Chun’s assistant and lover. The film started production on July 28 and has already received a broad media coverage.

•                  The latest installment in Bona’s popular Overheard franchise, corporate action film Overheard 3, produced by Derek Yee, co-directed by Alan Mak and Felix Chong and starring Sean Lau, Louis Koo and Daniel Wu. This third film in the franchise explores the inside story of China’s real estate business, a topic that has garnered significant attention from the news media but is rarely used in entertainment vehicles. The film is currently in postproduction.

•                  The crime drama Sunspot, directed by well-known mainland Chinese director Baoping Cao and starring popular mainland Chinese actors Chao Deng, Yihong Duan, Tao Guo and Luodan Wang. Based on the best-selling Chinese novel, Sunspot is a Dostoevsky-style tale of three men who commit a vicious crime in their youth, but are never caught. Years later, racked with guilt, the men seek to atone for their previous actions by raising a foundling girl. When a brilliant detective moves into their town, they desperately try to hide their past while finding a new family for their adopted daughter and move on before the detective learns of their crime. The film is currently in postproduction.

“Box office records were broken as Chinese moviegoers drove industry revenue to nearly US$1.8 billion in the first half of 2013, and this momentum is expected to accelerate further through the end of the year. Our vertically integrated business model enables Bona to benefit from favorable industry dynamics in investment, production, distribution and exhibition. We are advancing our primary strategic growth initiatives, which include the ongoing expansion of our film pipeline, entry into television, expansion of our film financing capabilities and diversification of our business through growth in our theater segment.  We believe that we can leverage these positive industry trends to support our success both now and in the future by continuing to deliver high-quality films that appeal to wide audiences in a range of genres,” added Mr. Yu.

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates twenty movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

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Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Contact Us

In China:	In the U.S.:
Ms. Lingzi Gui	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700*398	Lee Roth
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com